March 17, 2010

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	Mitel Networks Corporation

Amendment No. 1 to Form F-1

Filed on February 4, 2010

File No. 333-163930

Dear Mr. Spirgel:

On behalf of our client, Mitel Networks Corporation (“Mitel”), we hereby acknowledge receipt of the comment letter, dated February 16, 2010 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Amendment No. 1 to the Registration Statement on Form F-1. On behalf of Mitel, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by Mitel’s responses.

Mitel has today filed with the Commission, by EDGAR, Amendment No. 2 to Registration Statement on Form F-1 (the “Second Amended Registration Statement”). References in this letter to the “Preliminary Prospectus” are to the preliminary prospectus contained in the Second Amended Registration Statement. Under separate cover, Mitel will deliver to the Staff copies of the Second Amended Registration Statement, clean and marked to show changes from the previous version filed on February 4, 2010.

RESPONSES TO STAFF COMMENTS

Amendment No. 1 to Form F-1 Filed February 4, 2010

General

1.	Please note, we have not yet received the supplemental materials referenced in response to comment five from our letter dated January 15, 2010. We may have further comment upon receipt and review.

Response: Mitel understands that the delivery of the supplemental materials was delayed as a result of the closure of the Commission offices due to inclement weather. Mitel further understands that the Staff is in receipt of the supplemental materials and will review such materials in connection with the Staff’s review of the Seconded Amended Registration Statement.

Management’s Discussion and Analysis, page 40

2.	We note your response to comment 10 from our letter dated January 15, 2010 and the reference to the newly-added disclosure on pages 40 to 41. Please revise this section to discuss the events, trends, risks and uncertainties attendant to the company’s underlying organic growth other than those you attribute to the global economic recession.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 41 to 42 of the Preliminary Prospectus.

Determination of Fair Market Value of our Common Shares, page 79

Stock-Based Compensation, page 81

3.	Refer to your response to comment 13 from our letter dated January 15, 2010. We will complete our review when you disclose the anticipated offering price.

Response: Mitel acknowledges the Staff’s comment and will disclose the anticipated offering price range in a preliminary prospectus included in an amendment to the Registration Statement that Mitel will file with the Commission prior to commencement of marketing in respect of the offering contemplated by the Registration Statement.

Exhibits

4.

We note your response to comment 18 from our letter dated January 15, 2010 and that you will be submitting under separate cover a request for confidential treatment for certain portions of the BreconRidge manufacturing services agreement, now filed as Exhibit 10.59. Your exhibit index also indicates that you will be submitting a request for confidential treatment for the Flextronics manufacturing services agreement, now filed as Exhibit 10.60. Please note that our separate review of the requests for confidential treatment may result in changes to your prospectus disclosure and that all issues must be resolved prior to effectiveness of your registration statement.

Response: Mitel acknowledges the Staff’s comment.

Mitel acknowledges the Staff’s response protocol as well as the other matters set forth in the closing paragraphs of the Comment Letter, including that any request for acceleration must be submitted at least two business days prior to the requested date. Mitel will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Comment Letter.

We appreciate the Staff’s assistance in reviewing this response letter and the Second Amended Registration Statement. Please direct all questions or comments regarding this letter to the undersigned at 416-360-5134 or to Stephen Centa at 416-360-5131.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	Kathleen Krebs

John Zitko

Ivette Leon

Gopal Dharia

Securities and Exchange Commission

Donald W. Smith

Gregory Hiscock

Mitel Networks Corporation

Riccardo A. Leofanti

Skadden, Arps, Slate, Meagher & Flom LLP

Stephen Centa

Shearman & Sterling LLP